Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 23, 2022

Ryan Sutcliffe, Esq.

Jennifer McHugh, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. McHugh and Mr. Sutcliffe:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to additional follow up comments that were provided during a telephone conversation on February 25, 2021 in connection with the Trust’s Post-Effective Amendment No. 188 (“PEA No. 188”), which was filed on August 20, 2021 for the purpose of registering the AdvisorShares Managed Bitcoin Strategy ETF (the “Fund”) (formerly the AdvisorShares Managed Bitcoin ETF) as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

Please note that the attached copy of the Fund’s prospectus and Statement of Additional Information is marked against the copy of the prospectus and Statement of Additional Information that was included in the correspondence filed on February 23, 2022.

Comments to February 23, 2022 Response Letter

1.	Comment. With respect to the response to Comment 5 in the Trust’s February 23 correspondence filing, please clarify in the relevant sentence that the subsidiary will not have all the tax protections offered to investors in regulated investment companies under the Internal Revenue Code of 1986.

Response. The Trust represents that the sentence has been revised to provide more clarity.

2.	Comment. With respect to the response to Comment 6 in the Trust’s February 23 correspondence filing, please note that the staff of the SEC and the staff of the CFTC work closely together with respect to the registration of bitcoin futures funds and the CFTC is expected to focus closely on the Fund and its investment adviser and sub-adviser once the Fund’s registration statement is effective.

Response. The Trust acknowledges the staff’s comment.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 23, 2022

3.	Comment. With respect to the response to Comment 11 in the Trust’s February 23 correspondence filing, if the Trust believes the advisory agreement between the subsidiary and its investment adviser is not material, when available, please file it as an exhibit to the registration statement by making a timely filing pursuant to Rule 485(b).

Response. The Trust represents that the agreement, when available, will be timely filed as an exhibit to the registration statement pursuant to Rule 485(b).

4.	Comment. With respect to Comment 16 in the Trust’s February 23 correspondence filing, please confirm that the sub-adviser’s code of ethics requires pre-clearance by access persons of transactions involving bitcoin or bitcoin futures.

Response. According to the Fund’s sub-adviser, its code of ethics is being revised to require pre-clearance by access persons of transactions involving bitcoin or bitcoin futures.

Comments to 2/23/22 Marked Copy of Prospectus/Statement of Additional Information

5.	Comment. With respect to the fee table, please supplementally explain to the staff why the AFFE is estimated at 65 bps when certain of the potential bitcoin futures ETFs in which the Fund may invest have a much higher unitary fee.

Response. The Trust represents that the AFFE estimate reflects the anticipated asset allocation of the Fund during the first year of operation. During the time period, the Fund may be invested in underlying ETFs with differing total expense ratios, tactically invested in accordance with its strategy, and invested in bitcoin futures rather than ETFs.

6.	Comment. With respect to the advisory fee, please supplementally explain to the staff whether the Board of Trustees considered the fee in light of the change to a fund of funds strategy.

Response. The Trust represents that the Board of Trustees considered the advisory fee in light of the fund of funds strategy, noting that the actively managed tactical strategy of the Fund had not changed and that, over time, the Fund is expected to invest in bitcoin futures outside of its investment in underlying ETFs.

7.	Comment. The staff does not believe the name of the Fund is appropriate in light of the statement in the second paragraph of the principal investment strategies that the Fund’s assets “may solely be invested in Collateral for prolonged periods of time”. The staff notes that a solution would be to include a minimum allocation to bitcoin futures.

Response. The Trust represents that the Fund’s name is an accurate reflection of its principal investment strategy as a managed bitcoin strategy ETF. Its tactical strategy to invest in Collateral (as defined in the prospectus), whether partially or entirely, is based on its exposure to bitcoin futures and dependent on the bitcoin market. Both the name and strategy of the Fund are aligned and provide shareholders with an accurate view of the Fund. The Trust represents, however, that the disclosure in the Fund’s principal investment strategy has been clarified consistent with recent discussions with the staff.

March 23, 2022

8.	Comment. With respect to the cash transaction risk factor, please further clarify that creates will be in kind when the Fund is primarily invested in ETFs.

Response. The Trust represents that the disclosure has been further clarified as requested.

9.	Comment. With respect to the equity risk factor, the staff notes that the underlying ETFs are invested in bitcoin futures not equity securities. The staff also notes that there is a separate bitcoin ETF risk factor.

Response. The Trust represents that the equity risk factor has been removed.

10.	Comment. With respect to the last sentence of the first paragraph of the tax risk factor on page 20 of the marked copy of the prospectus, please add “if applicable” with respect to the subsidiary.

Response. The Trust represents that the requested language has been added.

11.	Comment. With respect to the reference on page 2 of the marked copy of the SAI to a minimum 115% cash deposit in connection with in-kind transactions, the staff believes that percentage is too low in the context of bitcoin futures and suggests that it be raised.

Response. The Trust acknowledges the staff’s comment.

12.	Comment. Please confirm that the Fund’s portfolio manager does not manage other accounts that have performance fees.

Response. The Trust so confirms.

13.	Comment. Please confirm that each fund of funds investment agreement entered into with respect to the Fund pursuant to Rule 12d1-4 will be filed as an exhibit to the registration statement.

Response. The Trust confirms that each agreement entered into with acquired funds with respect to the Fund will be filed as an exhibit to the registration statement.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: W. John McGuire, Esq.